RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2010

Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355   e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated November 9, 2010 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the three and nine months ended September 30, 2010.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2009.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has acquired significant land packages in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve as defined by National Instrument 43-101 (“NI-43-101”).

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

GENERAL HIGHLIGHTS

Current Objectives

The Company plans to complete approximately 158,000 metres of drilling during the period April 1, 2010 to March 31, 2011. Approximately two-thirds of this drilling will be directed at expanding and further testing the limits of the F2 Gold System, which is part of the Phoenix Gold Project. The remainder will be used for infill and delineation drilling on one or more zones within the overall F2 Gold System. To this end, approximately 750 metres of underground development has been completed to provide underground access to key target areas. Based on the results of drilling, the Company will evaluate plans for follow up sampling including bulk sampling. In conjunction with these programs, the Company is evaluating, and will procure where possible, permits to allow it to update its current Closure Plan and provision of grid power to the Phoenix Gold Project. The Company will also carry out, during 2010, an assessment of capital requirements that may be required to allow the project to proceed into the mining phase.

HIGHLIGHTS

Drilling and Development:

Rubicon continued to drill from surface (land and barge based drills) and underground at its Phoenix Gold Project during the third quarter of 2010.  To date, since its discovery in February 2008, the Company has drilled over 180,000 metres on its F2 Gold System. The Company completed the March 2009 to March 2010 drilling plans and initiated the Phase 2 program.  Positive results announced during the third quarter (see news releases July 6 and 12, 2010, August 18, 2010 and October 18, 2010) continued the trend established in 2008, confirming expansion of the F2 Gold System.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

To the end of the third quarter of 2010, the Company has completed 107,831 metres of drilling on the Phoenix Gold Project, including 93,238 metres on the F2 Gold System and an additional 14,593 metres on other targets on the property.  Underground development, to the end of the third quarter, included completion of the shaft extension to a depth of 338 metres and advancement of the 305 level drift 400 metres toward the F2 Core Zone.  Four drills are now drilling on the 305 level.

On July 12, 2010 the Company announced that preliminary metallurgical test work performed on several composite samples from the Phoenix Gold Project returned gold recoveries averaging 93.8%, an absence of any refractory gold component, despite the presence of appreciable sulphide minerals in the sampled gold zones and contained low arsenic content.  The samples are amenable to standard gravity and carbon-in-leach treatments.  The Company considers these results highly encouraging and believes they bode well for optimization of both future capital and operating costs.  Results are preliminary in nature and considerably more sample material and test work is required to further characterize and optimize the F2 Gold System metallurgy.

EXPLORATION

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Project which is comprised of 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.  The Phoenix Gold Project is underlain by a north northeast trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone, is variably affected by later, NW-SE trending cross cutting regional structures.

In April of this year the Company was awarded the Northwestern Ontario Developer of the Year award. The award was presented by the Northwest Ontario Prospectors Association ("NWOPA") and recognizes ‘an outstanding north-western Ontario developer or development project during the previous calendar year'.  The award recognizes the collective efforts and achievements of our staff at the Phoenix Gold Project.

2010 Exploration Highlights to September 30, 2010

Drilling

The Company drilled a total of 34,808 metres on the Phoenix Gold property during the third quarter. A total of 30,974 metres of this drilling was focused on the “F2 Gold System”.

Mineralization within the F2 Gold System occurs in a major ultramafic-mafic structural setting which is considered similar to major deposits in the Red Lake gold district. The F2 Gold System is currently contains significant gold intercepts to 1,453 metres below surface and remains open at depth. The mineralized system comprises a number of gold zones which are located approximately 450 metres southeast of the existing exploration shaft which has been extended to 338 metres from its former depth of 130 metres. Underground drilling from the 122 metre level commenced June 28, 2009 and from the 305 metre level on March 22, 2010. Gold in the F2 Gold System is best developed within mafic volcanic rocks as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust structural corridor that also hosts thick, lower grade intervals. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Gold System.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Since discovering the F2 Gold System in late February 2008, significant gold mineralization has now been intersected to a vertical depth of 1,453 metres and over an interpreted strike length of 1,243 metres. For more information, see the Company’s news releases and its website (www.rubiconminerals.com).  Drilling to the end of the third quarter continued with the use of three surface rigs (one land based and two barge mounted) and four underground rigs (one on the 122 level and three on the 305 level).  Subsequent to the quarter end, two surface drill rigs are drilling from surface and four underground rigs are on the 305 level, two of which have initiated delineation drilling on the Core Zone.

Two NI 43-101 Technical Reports were filed during the previous year and one in 2010. The first, filed in January 2009 recommended a $14 million multi-phase drilling and shaft sinking program. In March 2009, this program was expanded to a $25 million drill program (see news release dated March 30th, 2009) including an 80,000 metre drill program and up to 20,000 metre property wide regional program. A second updated NI 43-101 Technical Report was filed in October 2009 and recommended a $54.4 million further expanded program to include underground development and additional drilling (see “General Highlights – Overall Objectives”).

In September 2010 a NI 43-101 Technical Report was filed that summarized all of the Company’s exploration work completed on the Property up to July 31, 2010 and was prepared in connection with the secondary offering by way of short form prospectus announced by the Company on September 16, 2010. The report recommended that the Company continue to pursue its current exploration program (approximately $27.6 million remained to be spent between July 31, 2010 and the end of Q1 2011) and consider undertaking a preliminary resource and/or assessment of the geological potential prior to commencing its next phase of exploration and development.

Drilling Results

Significant results received this quarter are summarized below (see www.rubiconminerals.com for complete F2 Gold System significant assays to date).  Drilling is on-going and complete assays remain pending.

F2 Gold System:  Significant Gold Results† since July 7, 2010 to October 18, 2010

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet	9X Target Area
122-55	274	5.8	2.2	0.2	7.1	3
122-58	672	3.0	10.1	0.1	33.1	6
122-58	742	36.7	0.9	1.07	2.95	6
122-58	749	31.10	1.00	0.91	3.28	6
122-59	Anomalous
122-61	No Significant Assays

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet	9X Target Area
122-62A	687	12.5	1.0	0.36	3.28	2
122-62A	720	4.4	3.1	0.13	10.17	2
122-63	No Significant Assays
122-64	Anomalous
122-65	Anomalous
122-66	Anomalous
122-68	196	131.8	0.5	3.84	1.64	1
122-68	490	5.4	3.0	0.16	9.84	1
122-68	583	3.1	4.7	0.09	15.42	6
122-68	592	5.0	6.0	0.15	19.68	6
305-01	308	3.1	4.0	0.09	13.12	1
305-02	Lost Hole
305-03	887	13.6	1.0	0.40	3.28	5
305-04	1218	3.0	4.0	0.09	13.12	8
305-07	283	3.7	3.4	0.11	11.15	1
305-07	291	11.6	11.9	0.34	39.0	1
Incl.	291	72.9	1.5	2.13	4.92	1
Incl.	291	207.7	0.5	6.06	1.64	1
305-08	Anomalous
305-09	426	15.4	1	0.45	3.28	1
305-11	302	2.95	4.7	0.09	15.42	1
305-11	304	20.1	16.2	0.58	53.14	1
Incl.	304	34.7	6.7	1.01	21.98	1
Incl.	304	59	3	1.72	9.84	1
F2-64-W3	1339	3.7	3.3	0.11	10.82	7
F2-64-W4	Anomalous
F2-94	899	22.3	6.7	0.65	22.00	5
Incl.	898	36.00	3	1.05	9.80	5
And Incl.	902	73.70	0.55	2.15	1.80	5
F2-95	431	3.7	4	0.11	13.12	1
F2-96	Anomalous
F2-96A	Anomalous
F2-97	Anomalous
F2-98	Anomalous
F2-99	539	14.1	1	0.41	3.28	1
F2-99	947	6.7	2	0.20	6.56	2
F2-101	80	49.6	0.5	1.45	1.60	4
F2-101	248	50.3	0.5	1.47	1.64	4
F2-101	491	72.3	0.5	2.11	1.64	4

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Hole	Depth to Centre of Intercept (m)	Gold (g)	Metres	Gold (oz/t)	Feet	9X Target Area
F2-101	603	37.7	3	1.10	9.84	6
Incl.	604	201.2	0.5	5.87	1.64	6
F2-101	819	8.6	4.1	0.25	13.45	6
Incl.	820	34.8	0.5	1.02	1.64	6
F2-102	471	16	36	0.47	118.08	4
Incl.	478	31.2	17	0.91	55.76	4
Incl.	480	40.5	11.5	1.18	37.72	4
F2-102	500	10.1	2	0.29	6.56	4
F2-100A	1085	7.3	1.8	0.21	5.9	5
F2-100A	1129	3.1	14	0.09	45.9	5
Incl.	1127	6.8	5	0.2	16.4	5
Incl.	1129	17.4	1	0.51	3.3	5
F2-100A	1174	4.9	2.5	0.14	8.2	8
F2-100A	1276	4.6	8	0.13	26.2	8
Incl.	1275	15.1	1	0.44	3.3	8
And Incl.	1279	16.6	1	0.48	3.3	8
F2-100A	1320	754.2	0.5	22	1.6	8
F2-100A	1453	13.3	1.4	0.39	4.6	8
F2-100A-W1	1082	9.2	9.6	0.27	31.5	5
Incl.	1086	142.6	0.5	4.16	1.6	5
F2-100A-W1	1327	6.4	3	0.19	9.8	8
F2-102	515	24.8	1	0.72	3.3	4
F2-103	69	373.8	0.5	10.9	1.6	4
F2-103A	376	12.4	1.5	0.36	4.8	4
F2-103A	395	3.5	5	0.1	16.4	4
F2-103A	407	27.4	0.5	0.8	1.6	4
F2-103A	414	6.2	2.5	0.18	8.2	4
F2-104	486	3.2	12.4	0.09	40.7	4
Incl.	481	9.9	2	0.29	6.6	4
F2-104	582	40	1	1.17	3.3	6
122-67	824	3	6	0.09	19.7	5
Incl.	825	11	1	0.32	3.3	5
122-67	941	16.3	5.1	0.48	16.7	5
Incl.	940	21.8	3.6	0.64	12	5
Incl.	940	39.9	1	1.16	3.3	5
122-69	430	23.7	1	0.69	3.3	1
122-70	167	170.9	1	4.98	3.3	3
122-70	817	34.3	1	1	3.3	5
122-70	847	3.3	4	0.1	13.1	5

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet	9X Target
305-05	310	5.2	3.4	0.15	11.2	1
Incl.	310	11.6	1.2	0.34	3.9	1
305-05	311	3.1	7.5	0.09	24.6	1
Incl.	311	24.2	0.5	0.71	1.6	1
305-05-W1	310	3.9	6	0.11	19.7	1
305-05-W1	363	3.5	7	0.1	23	1
Incl.	362	6	3	0.18	9.8	1
305-05-W1	370	3.4	8	0.1	26.2	1
305-06	1398	10.9	9	0.32	29.5	8
Incl.	1396	18.6	4.5	0.54	14.8	8
Incl.	1394	104.7	0.5	3.05	1.6	8
305-10	Anomalous
305-11	292	8.3	3.6	0.24	11.8	1
Incl.	292	25.7	1.1	0.75	3.6	1
F2-100A-W2	1075	20.3	1	0.59	3.3	5
F2-100A-W2	1280	35	1	1.02	3.3	8
F2-105	436	4.1	9.6	0.12	31.5	3
Incl.	439	11.8	2.5	0.34	8	3
F2-105	478	8.6	6.8	0.25	22.3	3
Incl.	475	74.3	0.5	2.17	1.6	3
F2-106	548	3.7	4	0.11	13.1	5
F2-108	1246	152.9	0.5	4.46	1.6	south of Area 8
F2-108-W1	1286	2287.1	0.6	66.71	2.1	south of Area 8
PR-10-18	251	102.7	0.6	3	2	south of Area 8
PR-10-18	775	4.1	5.5	0.12	18	south of Area 8
Incl.	772	22.6	0.5	0.66	1.6	south of Area 8
122-52	Anomalous
122-71	132	13.2	4	0.39	13.1	3
Incl.	131	44.1	1	1.29	3.3	3
122-71	841	7.3	2.3	0.21	7.5	5
122-71	840	10.5	1.4	0.31	4.6	5
122-72	Anomalous
122-73	131	3.4	4	0.1	13.1	3
122-73	882	5.8	4	0.17	13.1	5

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet	9X Target Area
122-73	898	4	3.5	0.12	11.5	5
122-73	956	3.7	3	0.11	9.8	5
122-73	1023	3.4	3	0.1	9.8	5
122-73	1280	227.5	0.5	6.64	1.6	8
122-74	334	51.6	0.5	1.51	1.6	3
122-74	1075	22.1	2	0.64	6.6	5
Incl.	1075	34.4	1	1	3.3	5
305-05-W1	378	3.4	3	0.1	9.8	1
305-09A	1011	8.6	3.7	0.25	12.1	2
Incl.	1012	21.8	1	0.64	3.3	2
305-12	No Significant Assay
305-13	1095	3	5	0.09	16.4	2
305-14	No Significant Assay
305-15	270	14.4	3.5	0.42	11.5	1
Incl.	270	24.1	1.4	0.7	4.6	1
305-15	261	3.3	43.6	0.1	143	1
Incl.	260	8.5	9.6	0.25	31.5	1
And Incl.	260	21.8	1.7	0.64	5.6	1
305-16	Anomalous
305-17	231	4.4	11.6	0.13	38	1
Incl.	230	8.9	3.6	0.26	11.8	1
305-18	323	8.3	3.4	0.24	11.2	1
305-19	335	3.1	4	0.09	13.1	1
305-21	Anomalous
305-28	273	18.9	2.5	0.55	8.2	1
Incl.	273	74.6	0.5	2.18	1.6	1
305-28	270	3	9	0.09	29.5	1
Incl.	270	22.2	0.5	0.65	1.6	1
305-28	269	112.7	1	3.29	3.3	1

† Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 3.0 g/t gold.
Holes with the prefix ‘122’ and ‘305’were drilled from underground.
Assays are uncut.
Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and < 10.0 gram gold x metre product and > 2 g/t gold.
A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Permitting and First Nations

Rubicon is currently fully permitted to complete its phase II advanced exploration and development project on the Phoenix Gold Program, including accessing the F2 Core Zone and the taking of a bulk sample.  In order to commence the development and construction stage for potential production, ten new permits and a new closure plan will be required as outlined in detail in our news release of October 12, 2010.

Currently, two of the required permits are in hand and it is expected, barring unforeseen events, the remaining permits will be received by the end of Q1 2011.  The Company is targeting the filing of the production closure plan to be late in the first quarter of 2011.

The Department of Fisheries and Oceans has advised the Company that re-development of the tailings pond will not require any further permitting from them.  This project will commence in the fourth quarter of 2010.

Rubicon is continuing negotiations with Hydro One Networks for connection to the power grid.  Timing of connection and allotments have not yet been determined.

Also, in accord with its obligations, Rubicon is continuing to consult with First Nations, building on its relationship and its existing Exploration Accommodation Agreement with Lac Seul First Nation.

Other Red Lake projects

Rubicon’s strategy in Red Lake is predicated on its control of major ultramafic trends in this important gold-producing district. Ultramafic units are important because there is a close empirical relationship in Red Lake between ultramafic rocks and gold deposits as detailed in numerous public domain articles and publications. As such, all of Rubicon’s current land holdings in Red Lake projects are considered strategic to our plans. While the current focus of the Company is on exploration at its Phoenix Gold Project, high geological potential and numerous gold zones are known to exist elsewhere on the Company’s regional land holdings. These provide an important and unique pipeline of future exploration projects in Red Lake for the Company.

During the first quarter of 2010, the Company performed Titan 24 deep penetration IP surveys on four of its regional target areas: DMC Property, Slate Bay Property, East Bay Property and the McCuaig JV Property.  In addition to the Titan 24 surveys, the Company flew a LIDAR survey over the northeastern portion of the Red Lake land holdings which includes the entire Phoenix, McCuaig, Adams Lake and East Bay properties and the majority of the DMC, Slate Bay and Red Lake properties.  LIDAR (Light Detection And Ranging) is a type of aircraft-based remote sensing, using laser-driven pulses of light and multispectral cameras to scan and process digital information about a landscape. LIDAR is typically flown at an elevation of 700m and results in a topographic resolution of 15cm vertical and 45 cm horizontal.  The survey can penetrate organic matter and is useful for mapping structures.

Results from the LIDAR survey will be used in conjunction with the Titan 24 surveys and historical data to aid in drill targeting.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (236 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys support the presence of large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake in 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix Gold Project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 Gold System discovery and the Company has therefore expended only minimal amounts on the property in the current year.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

East Bay Property

The East Bay Property comprises 43 unpatented mining claims (123 units) that occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone of the East Bay property of Goldcorp/Premier Gold (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold - Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at the Phoenix Gold Project. East Bay is considered strategic and a priority target.  Exploration plans for East Bay in 2009 were postponed to allow maximum resources to be directed to the F2 Gold System discovery.  During the current year the Company has expended approximately $0.1 million on geophysics at the East Bay property.

DMC Property

The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone Belt (“RLGB”).  The property is considered strategic to the Company and a Titan 24 geophysical survey covering the core of the DMC property was completed in April, 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometre below surface. At the Company’s Phoenix Gold Project, similar Titan 24 surveys are correlated with the F2 Gold System mineralized sequence. Rubicon views Titan 24 geological surveys as potentially useful in identifying new targets beyond the Phoenix Gold Project itself. The results of the Titan 24 survey were evaluated in the fall of 2009 and used as a targeting tool for a 2010 planned winter drill program.  Approximately $1.6 million was expended on the DMC property during the current year to conduct 6,560 metres of reconnaissance drilling (no significant results) and complete an additional Titan 24 survey.

Humlin Property

The Humlin Property comprises 31 unpatented mining claims (294 units) located in Fairlie Township. No work has been conducted on the property in 2010.

Slate Bay Property

The Company has a 100% interest in 30 unpatented mining claims (153 units) located in McDonough and Graves Townships.  Approximately $500,000 in exploration work has been completed on the property since 2001, including approximately $100,000 in the current year. Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, which includes key mafic-ultramafic contacts in proximity to a regional scale angular unconformity.  The setting is analogous to that at the producing mines in the camp.  Titan 24 deep penetration IP surveys were performed over a portion of the Slate Bay property in the first quarter of 2010 and final data was received in the second quarter of 2010.  The Company is using this data in conjunction with historical drilling and magnetic surveys to refine future drill targets.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Wolf Bay Property

The Wolf Bay Property comprises 23 unpatented mining claims (108 units) located in the Todd and Hammell Lake Townships of west Red Lake.  The property is currently inactive.

Advance Property

The Advance Property comprises 13 patented mining claims (approximately 39 ha) in the Todd Township of west Red Lake.  The property is southwest of, and contiguous to, the Newman Todd Property currently being drilled by Redstar Gold Corporation.  The property is inactive but remains a prospective target and is adjacent to properties being actively explored and drilled by competitors.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the RLGB. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix Gold Project meant that no work was carried out in 2008 and 2009.  During the first quarter of 2010, a Titan 24 survey was completed on the McCuaig Property in conjunction with surveys completed over the adjacent DMC Property.

Red Lake North Property

The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by May 1, 2011 (as amended in 2009) in order to maintain its option in good standing, at which time if all payments are made Solitaire will have earned a 55% interest in the project.

Westend Property

In July 2008, the Company optioned a 60% interest in 30 unpatented mining claims (153 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”). Halo was required to complete $225,000 in exploration expenditures before July 31, 2010 to maintain its option but did not complete the expenditures and subsequently dropped the Option on the property.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position, payable in the event production is realized, in all the properties acquired.

During the three and nine months ended September 30, 2010, the Company spent $18,848, and $119,091 respectively on acquisition costs and recovered $220,929 and $438,805 respectively in cash and shares.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Exploration Accommodation Agreement

On January 21, 2010, the Company signed an Exploration Accommodation Agreement with the Lac Seul First Nation (“LSFN”) covering Rubicon’s exploration properties within lands considered by LSFN to be their traditional territory.  The LSFN has agreed to support Rubicon’s exploration work within their traditional territory and in turn, Rubicon will respect the LSFN concerns over land usage, endeavor to provide work and business opportunities to band members and provide other benefits to the LSFN based on exploration expenditures.  For more information see our news release dated January 21, 2010.

Qualified Person

The 2010 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., Regional Manager and the Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch. Independent lab check assays were performed by ALS Chemex. Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

The Company has carried out a total of Cdn$5.5 million worth of exploration and rentals since May 2007 on its land holdings, located in the Pogo area of Alaska. This includes Cdn$3.0 million on claims under option from Rimfire Minerals Corporation. Additional work will be required in 2011 to keep the Rimfire option in good standing but all requirements have been satisfied to date.

The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets for follow-up. The 2008 program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization.  While subsequent drilling failed to return significant gold values, additional drilling is required to test this promising area.

Due to the F2 Gold System discovery, the Company has elected to reduce it 2009-2010 exploration in Alaska but it continues to view its holdings as prospective for new high grade gold discoveries in the area.

The Alaska projects are under the supervision of Curt Freeman, MS., P.Geo., Independent Consultant and Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

Rubicon holds a 225,000 acre land package in Elko County, Northeastern Nevada.  Exploration of this property is in the preliminary stage.

To the end of September 2010, the Company has expended Cdn$999,000 on exploration on the property.  Due to the F2 Gold System discovery, the Company has elected to reduce its 2010 exploration in Nevada but it continues to view its holdings as prospective for bulk mineable gold discoveries in the area.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form dated March 31, 2010, on file at www.sedar.com.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

RESTATEMENT OF FINANCIAL STATEMENTS

During 2009, the Company undertook a review of previously issued financial statements for the years ended December 31, 2007 and 2008 and the 9 months ended September 30, 2009.  As a result of the items arising from this review, the Company determined that the following amendments should be reflected in a set of restated financial statements for the three and nine months ended September 30, 2009.

The Company recalculated the foreign exchange gain or loss on translation of future income tax liabilities arising in subsidiaries with assets located in foreign jurisdictions and recorded the following:

(a)	A revised foreign exchange gain for the three and nine month period ended September 30, 2009 of $1,178,364 and $1,880,531 respectively.

(b)	Foreign exchange losses for periods up to December 31, 2008 of $751,957 resulting in a net deficit increase of $751,957 as at December 31, 2008.

These adjustments had no effect on the Company’s cash flows.
See note 15 to the consolidated financial statements for further details.

OPERATING RESULTS

9 Months ended September 30, 2010 compared to the restated 9 Months ended September 30, 2009

For the 9 Months ended September 30, 2010, the Company had a net loss of $8,265,709 ($0.04 per share) compared to  net income of $693,086 ($0.00 per share) in the 9 Months ended September 30, 2009, a change from loss to income of $8,958,795.  During the 9 Months ended September 30, 2010, the Company recorded other comprehensive income (loss) (“OCI”) of $153,106 compared to OCI income of $347,611 in the prior year’s comparative period.  Comprehensive loss (the total of net loss and other comprehensive income) for the 9 Months ended September 30, 2010 was $8,112,603 compared to comprehensive income of $1,040,697 in the prior year’s comparative period, a decrease in comprehensive income of $9,153,300.

The change in income (loss) was mainly the result of recording a decrease in future income tax recoveries, higher stock based compensation charges, and an increase in foreign exchange losses related to the revaluation of the foreign future income tax liability in the current year. Significant changes in line items were as follows:

·	Foreign exchange gain (loss) decreased by $1,593,505 due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.

·
Salaries increased by $573,256 due to an increased number of staff, salary increases and a new staff health plan, in response to the increased scope of exploration the Company is undertaking at its Phoenix gold project.

·	Stock based compensation was higher by $3,374,239 as options granted in early 2010 had a much higher valuation per option due to the Company’s increased share price.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

·	Loss on sale of investments was higher by $332,832 due to the sale of shares in a loss position, primarily related to the sale of shares in Africo Resources Ltd. returned to the Company in the period.

·	Future income tax recovery was lower by $1,969,891 as the Company did not renounce any flow-through expenditures in 2010 compared to $6.5 million of flow-through share expenditures renounced in 2009.

·
Consulting, office, insurance, and professional fees increased by a total of $1,090,658 in the current period, due to prospectus related consulting fees, an increase in insurance levels the company has contracted for, and in response to the increased level of corporate activity as the Company advances its Phoenix gold project.

·
Other comprehensive income for the 9 Months ending September 30, 2010 was $153,106 compared to $347,611 in the 9 Months ended September 30, 2009. The change in OCI is mainly attributable to the Company incurring unrealized gains and losses on marketable securities, and other investments in the period.

·
During the 9 months ended September 30, 2010 the Company expended $45.8 million on mineral property costs, including $43.7 million on its Phoenix gold project in Red Lake Ontario.  Significant expenditures at the Phoenix project include $27.8 million on underground exploration work that includes contract miner costs for development of underground workings to support underground drilling.  Additionally the Company incurred $10.3 million in drilling expenses at the Phoenix project during the 9 months ended September 30, 2010.

3 Months ended September 30, 2010 compared to the restated 3 Months ended September 30, 2009

For the 3 months ended September 30, 2010, the Company had a net loss of $1,439,918 ($0.01 per share) compared to  net income of $76,195 ($0.00 per share) in the 3 months ended September 30, 2009, a change from income to loss of $1,516,113.  During the quarter, the Company recorded other comprehensive income (loss) (“OCI”) of $23,277 compared to OCI income of $31,237 in the prior year’s comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive income for the quarter was $1,463,195 compared to comprehensive income of $107,432 in the prior year comparative quarter, a decrease in comprehensive income of $1,570,627.

The change in income was mainly the result of recording a decrease in foreign exchange gains relating to the revaluation of the foreign future income tax liability and higher stock based compensation in the current year. Significant changes in line items were as follows:

·	Foreign exchange gains decreased by $718,000 due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.

·
Salaries were higher by $167,846 due to an increased number staff, salary increases and a new staff health plan, in response to the increased scope of exploration the Company is undertaking at its Phoenix gold project.

·	Stock based compensation was higher by $390,086 as options granted in early 2010 had a much higher valuation per option due to the Company’s increased share price.

·	Gain on sale of investments was higher by $16,410 due to the sale of shares for a gain.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

·
Consulting, office, insurance, and professional fees increased by $525,972 in the current quarter due to prospectus related fees incurred, an increase in the insurance levels the company has contracted for, and in response to the increased level of corporate activity as the Company advances its Phoenix gold project.

·
Other comprehensive income (loss) for the quarter ending September 30, 2010 was $23,277 compared to $31,237 in Q3 2009. The decrease in OCI was mainly attributable to the Company incurring unrealized losses on marketable securities, and other investments in the quarter.

·
During the 3 months ended September 30, 2010 the Company expended $14.7 million on mineral property costs, including $14.6 million on the Phoenix gold project in Red Lake Ontario.  Significant expenditures during the current period include $10.3 million on underground exploration that included contract miner costs, and $3.3 million of drilling related costs to support the Phoenix project.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to September 30, 2010
November 18 , 2008 Financing
$6.6 million to be used to incur eligible Canadian Exploration Expenses on the Phoenix Gold Property.	All funds have been applied as committed.
$3.6 million to be used for general and administrative and working capital purposes.	All funds have been applied as committed.
March 5, 2009 Financing
$25 million to be used for exploration and development of the Phoenix Gold Property (Phase I).	All funds have been applied as committed.
$15 million to be used for exploration and development of the Phoenix Gold Property and general and administrative and working capital purposes	$7.0 million has been used for G&A and working capital. $8.0 million remains to be spent.
November 12, 2009 Financing
$58 million on exploration on the Phoenix Gold Property (Phase II).	$30.5 million has been used for exploration and development of the Phoenix Gold Property. $27.5 million remains to be spent.
$5.2 million on exploration on other Red Lake properties and Red Lake administration.	$2.2 million has been used for exploration and development on other Red Lake properties. $3.0 million remains to be spent.
$22.8 million on working capital or other exploration.	$4.9 million has been applied to financing expenses. $17.9 million remains to be spent.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2010 Third		2010 Second		2010 First		2009 Fourth		2009 Third (Restated)		2009 Second (Restated)		2009 First (Restated)		2008 Fourth (Restated)
	$		$		$		$		$		$		$		$
Interest and other income		135,290		104,742		87,706		63,587		45,787		52,567		52,302		215,364
Gain (loss) on sale of investments		18,792		(149,327)		(295,114)		(3,338)		2,382		(72,341)		(23,424)		(85,912)
Net loss (income)		1,439,918		3,993,888		2,831,903		1,249,415		(76,195)		(154,284)		(462,607)		2,808,473
Basic and fully diluted net loss (income) per share		0.01		0.02		0.01		0.01		0.00		(0.00)		(0.00)		0.02

Overall, quarterly losses are tending to increase due to increased administration costs to support an expanding exploration program but this can be obscured by large fluctuations caused by flow-through share renunciations, stock compensation pricing and exchange rate changes as they affect foreign denominated future tax liabilities.  In the first quarter of 2009 a $2.0 million tax recovery was recorded on renunciation of flow-through share exploration expenditures. A significant factor in the loss increases in 2010 is the stock based compensation recorded from incentive stock options granted during the year. The effect of that grant will be reflected in the results of operations throughout 2010.  These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – 9 Months ended September 30, 2010

The Company had working capital of $78.0 million as at September 30, 2010 which management estimates will be sufficient for the Company to complete its current Phase II exploration and development project which is expected to end by March 31, 2011 and to continue operations thereafter for an unspecified period of time depending on approved budgets.  It is expected the Company will require additional financing, if a decision is made to proceed to production.  The Company’s current investment policy is to invest excess funds in Canadian federal or provincial government instruments.

Operating Cash Flows – 9 Months ended September 30, 2010

Cash used by operations of $3.3 million for the 9 Months ended September 30, 2010, before working capital changes, were higher than cash used in the 9 Months ended September 30, 2009 of $1.7 million, reflecting the increased level of administration activity within the Company in support of advancing its Phoenix Gold Project.

Investing Activities – 9 Months ended September 30, 2010

The Company had net cash inflows from investing of $11.4 million which included cash inflows of $50.8 million from maturing investments and cash outflows of $37.7 million on mineral property acquisition and exploration in the 9 Months ended September 30, 2010.

Financing Cash Flows – 9 Months ended September 30, 2010

Financing inflows of $241,725 net included $257,605 from the exercise of employee options.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those disclosed under asset retirement obligations in note 9 and commitments in note 13 of the interim consolidated financial statements of the Company.

ASSET RETIREMENT OBLIGATIONS

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold Project, a survey was completed in the first quarter, to estimate the current cost to rehabilitate the site, if it were abandoned at that time.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development and Mines.  No amount was recorded on the balance sheet for this obligation as a reasonable estimate of the likely date of asset retirement could not be determined and therefore a discounted amount of future cash flows could not be calculated.  If such a calculation could be made, the result would be the recording of a liability at the discounted amount and therefore it would be significantly less than the current cost estimate of $493,000.

COMMITMENTS

During the current period the Company extended its current office lease.  As at September 30, 2010, the Company has $285,334 in remaining lease payments for the use of its Vancouver office to September 30, 2013.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at the law firm Davis LLP.  For the three and nine months ended September 30, 2010, the Company incurred legal fees to Davis LLP, aggregating to $366,087 and $553,706 respectively (2009 - $20,018 and $434,930).  The fees include $325,344 of recoverable amounts that are included in amounts receivable as at September 30, 2010.  The balance of the fees is recorded within the professional fees line item of these financial statements. As at September 30, 2010, Davis LLP is owed $375,044 (December 31, 2009 - $5,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the consolidated financial statements for the year ended December 31, 2009.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  The methodology, the Company uses, to determine fair value is based on historical information, as well as anticipated future events.

Future Income Taxes

The determination of our future tax assets and liabilities involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of temporary taxable and deductible timing differences. We also make estimates, of our future earnings, which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  These standards are effective January 1, 2011. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced January 1, 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The SEC has indicated that foreign private issuers, like the Company, will no longer have to append US GAAP reconciliations to their SEC filings upon their conversion to IFRS.

The key elements, timing and status of the Company’s changeover plan are outlined below:

1.	Develop internal knowledge to manage changeover, design systems and produce IFRS reports.
Senior accounting staff are continuing to upgrade their knowledge with respect to IFRS and this training will continue throughout the process.  Since the last update on August 5, 2010 staff have taken, or are undertaking IFRS related continuing education courses.  Additionally, since the last update, the Company continues to work with a major firm of Chartered Accountants to provide advice and improve the quality of the conversion.

2.	Review accounting policy, standard changes, and GAAP differences that are required or are optional under IFRS 1 and other standards on conversion and make choices where necessary.

Accounting Policies and IFRS 1 Elections

Since its last update on August 5, 2010, the Company has completed its internal review of major differences between IFRS and Canadian GAAP, where it is likely to affect the Company. The Company plans to present the results of this review and seek approval of the Company’s recommended policy choices and elections at an Audit Committee meeting scheduled for December 2010.

GAAP Difference

Since its last update on August 5, 2010, the Company has completed an internal review of expected mandatory GAAP differences between Canadian GAAP and IFRS.  As a result of this review the Company has identified the following expected GAAP difference:

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

Standard	Difference
IAS 12 – Income Taxes
Under IFRS a deferred tax liability (asset) is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. Under Canadian GAAP there is no exemption from recognizing a deferred tax liability (asset) in these circumstances and instead the asset acquired, is adjusted for the amount of the deferred tax recognized.  As a result of an acquisition of several properties by the Company in 2007, a deferred tax liability was recorded under Canadian GAAP at that time.  Under IFRS, that amount is expected to be eliminated from the opening Balance Sheet.

Expected quantitative impact of GAAP Difference

The expected quantitative impact of the elimination of the deferred tax liability on transition to IFRS, as outlined above, is as follows:

Line Item	Estimated impact as of January 1, 2010
Mineral Properties (Exploration and Evaluation Assets)	Approximate reduction of $14.8 million
Future Income Tax Liability (Deferred Income Tax Liability)	Approximate reduction of $13.4 million
Deficit	Approximate addition of $1.4 million

In addition to the above noted GAAP difference the Company expects there to be additional disclosures and changes in financial statement presentation and format.

Once policy choices and elections under IFRS 1 and other standards have been approved by the directors, the Company will provide further updates on the expected impact of these elections and policy choices on its IFRS compliant Financial Statements in the Company’s Management Discussion and Analysis.  Actual impacts may differ materially than what is presented currently.

3.	Prepare 2010 opening balance sheets and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.

Since its last update on August 5, 2010 draft opening Balance Sheets and reconciliations utilizing the Company’s proposed IFRS 1 policy choices and other identified differences have been completed and will be presented as part of an upcoming Audit Committee meeting to review and approve IFRS policies and elections.  This meeting is scheduled for December 2010.

4.	Review accounting software and other information technology issues for IFRS compliance.

The Company has completed a review of its accounting software, and determined that no significant changes to the system are required for transition to IFRS.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

5.	Review internal control implication of new policies and changeover.

Expected changes as a result of IFRS accounting standards or policy choices are expected to require the Company to make several adjustments to its financial statements, and increase its financial statement disclosures. The Company has determined that new controls over review of the changes to the Company’s Financial Statements will need to be instituted.  These controls include an enhanced review by the Company’s executive and Audit Committee and will be instituted in time for IFRS changeover.  The Company has not made any progress on the design of these expected new controls since its last update was provided August 5, 2010.

6.	Review disclosure controls and procedures in light of the change to IFRS.

Procedures have been implemented to ensure compliant disclosures of the conversion process including regular reviews of regulator pronouncements and subscription to regulator and commentator newsletters.  Upon approval of policy choices and IFRS 1 elections, before the 2010 year end, any new disclosure controls and procedure required for final implementation and ongoing statements will be determined and implemented as appropriate.

7.	Review business implications of conversion such as compensation formulas, key performance indicators (KPI’s) and contract requirements.

The Company has completed its review of the business implications of its conversion to IFRS.  As the Company has no debt agreements, contractual agreements based on KPI’s, financial data or results, and no compensation agreements based on financial results, the Company does not believe the business implications of its conversion to IFRS will be significant.

Policy changes, elections and GAAP differences made pursuant to the changeover to IFRS may have a material effect on the Company’s financial statements.  The information provided here on expected GAAP differences, and their estimated impacts presented here, are only management’s estimates and actual impacts and elections may differ once IFRS compliant financial statements are finalized.  The Company expects to be IFRS compliant within the required timelines.

OUTSTANDING SHARE DATA

As at November 9, 2010, the Company had the following common shares and stock options:

Common shares issued and outstanding	213,569,174
Stock options	8,515,500
Fully diluted share capital	222,084,674

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company's internal control over  financial reporting during the 3 months ended September 30,  2010, that have materially affected, or are reasonably likely to materially  affect, its internal control over financial reporting.

RUBICON MINERALS CORPORATION – MD&A – September 30, 2010

ADDITIONAL INFORMATION

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.  Other information can be viewed at the Company’s website at www.rubiconminerals.com.

CAUTIONARY NOTICE

This MD&A and the documents incorporated by reference herein contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward-looking information” within the meaning of applicable Canadian provincial securities legislation collectively referred to herein as “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies.

Forward-looking statements in this document include, but are not limited to statements regarding the use of proceeds, costs and timing of the development of new deposits, statements with respect to success of exploration and development activities, permitting time lines, reclamation of exploration sites, meeting commitments, financing needs and the implementation of new accounting policies and procedures.

Forward-looking statements often, but not always are identified by the use of words such as “plans”, “seeks”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “targets”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These statements are based on a number of assumptions and factors, including assumptions regarding general market conditions; future prices of gold and other metals; possible variations in ore resources, grade or recovery rates; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the Company’s Annual Information Form dated March 31, 2010, filed on SEDAR, at www.sedar.com, in the section titled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Significant additional drilling is required by the Company at its Phoenix Gold Project to fully understand the system size before a meaningful resource can be calculated and completed.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A, on behalf of the Board of Directors.